Exhibit 2

INVESTMENT AND PARTNERS’ AGREEMENT

among

TIMÓN, S.A.

PROMOTORA DE PUBLICACIONES, S.L.

ASGARD INVERSIONES, S.L.U.

BERGGRUEN ACQUISITION HOLDINGS S.À R.L.

and

MR. MARTIN FRANKLIN

[***]

5. PAYMENT AND DISTRIBUTION PROCEEDS

5.1 Until such time as the Company Financing shall be repaid in full:

(a) The Company shall not sell any Class A Prisa Shares or Warrants held by the Company except in those cases and in the relevant proportions required under the Company Financing.

(b) To the extent the Financial Entities shall exercise their rights pursuant to the Company Financing to foreclose on any of the Timón Prisa Class A Shares, the Pledged Prisa Securities or the Class A Prisa Shares subscribed by the Company under the Contribution to the Capital of Prisa included in the Company Collateral:

III. SHAREHOLDERS’ AGREEMENT

10. GOVERNANCE OF THE COMPANY

10.1 General Shareholders’ Meeting

(a) Calls for meetings

(i) The ordinary General Shareholders’ Meeting shall be held at least once per year within the six months following the close of the financial year. Extraordinary General Shareholders’ Meetings shall be held at any time when called by the Board at the request of any of the Partners of the Company.

(ii) The Board shall in any event convene the General Shareholders’ Meeting where so requested by one or more Partners representing at least 5% of share capital. Any such request shall include the items to be debated at the General Shareholders’ Meeting. In such a case, the General Shareholders’ Meeting shall be called for a date falling within 20 calendar days from the date on which the Board Members receive the notarised request to hold the same. The agenda for the meeting shall necessarily include the issues set forth in the request for the meeting.

(iii) Each of the Partners shall be individually notified of any calls for the General Shareholders’ Meeting by any means, providing evidence of receipt at the address set out in the Company’s Register of Partners from time to time (including by e-mail, fax, letter or certified letter).

(iv) A period of at least 15 calendar days must exist between the call for the General Shareholders’ Meeting and the date on which the same is to be held.

(v) Notwithstanding the above, no prior call shall be required and the General Shareholders’ Meeting shall be validly constituted, provided all of the share capital is present or duly represented, and the Partners, present or duly represented, unanimously agree to hold the meeting and the agenda for the same.

(b) Venue

The General Shareholders’ Meeting shall be held at the venue indicated in the call, which shall be at any venue in Spain or abroad. If no venue is indicated in the call for the General Shareholders’ Meeting, the same shall be held by default at the Company’s registered address.

(c) Right of attendance and representation by proxy

(i) The holders of Quotas duly registered in the Register of Partners may attend the General Shareholders’ Meeting, as well as the holders of any shares acquired prior to the meeting, where such acquisitions are duly reported to the Company and made in compliance with this Agreement.

(ii) The Partners may delegate representation at each General Shareholders’ Meeting to any person, whether or not the same is a Partner. The Partners may attend meetings assisted by those advisers that each of the same may consider appropriate, subject to a limit of two advisers per Partner.

(d) Adoption of resolutions

(i) Corporate resolutions shall be adopted by a majority of the votes validly issued, provided they represent more than half of the votes conferred by the voting Quotas into which the share capital is divided, unless the Spanish Companies Law requires a qualified majority or the terms of paragraph (ii) below apply.

(ii) The votes in favour of at least eighty six percent [86%] of the votes conferred by the Quotas into which the Company’s share capital is divided shall be required to adopt any of the following resolutions (Key Shareholder Decisions):

(A) creation or modification of special classes or series of shares;

(B) any change to the Company’s corporate purpose;

(C) amendment of the By-Laws;

(D) any repurchase by the Company of its own Quotas;

(E) any decrease or increase in the share capital of the Company, save if necessary to cure a mandatory winding up event;

(F) transformation, merger, spin-off, reactivation, dissolution, liquidation, assignment of all or substantially all of the assets and liabilities or declaration of insolvency by the Company, unless the adoption of any such resolutions is required by law; and

(G) to exclude any of the Partners; to authorise the members of the Board to conduct the same, similar or complementary activities to those comprising the Company’s corporate purpose, either on their own behalf or on behalf of third parties.

The 86% percentage in this Section 10.1 (d) (ii) will be increased up to a percentage which requires the favourable vote of, at least, one of the Investors for the adoption of the resolutions mentioned in this Section 10.1 (d) (ii), and all in case that due to the adjustment mentioned in Sections 3.3 (c), 3.5 and 4.2 of this agreement, the percentage that Grupo Timón finally holds on Closing increases over the percentages included in Section 3.4.

10.2 Board of directors

(a) Management body

The Company shall be managed by a Board of Directors, which shall be competent in all matters referring to the management and administration of the Company, and shall have the power to represent the same subject to the provisions of this Agreement.

(b) Membership of the board of directors

The Board shall be formed by five members, who shall be appointed as follows:

(i) three of the Board Members shall be appointed at the proposal of Grupo Timón; and

(ii) two Board Members shall be appointed at the proposal of the Investors (one each).

(c) Board offices

(i) The Board shall appoint a Chairman and a Secretary. The latter office may be held by a person who is not a Board Member. The offices of Chairman and Secretary shall be appointed at the proposal of Grupo Timón.

(ii) The Partners hereby undertake to hold a universal General Shareholders’ Meeting immediately after the Investors enter the Company’s share capital in accordance with Clause 3 above, and a meeting of the new Board, in order, inter alia, to appoint the following members to the Company’s Board:

Director	Office

Ignacio Polanco Moreno,	Chairman

Adolfo Valero Cascante,	Director

Borja Pérez Arauna,	Director

Board Member proposed by Nicolas Berggruen,	Director

Board Member proposed by Martin Franklin,	Director

(d) Requirements for appointment

It shall not be necessary to be a Partner for appointment to a seat on the Board.

(e) Dismissal and termination of Board Members

(i) Where a Director resigns, is terminated or otherwise leaves office, the Partner who proposed the appointment shall be entitled to propose a new Board Member to fill the vacancy, and the remaining Partners shall be obliged to attend any General Shareholders’ Meeting called for that purpose and vote in favour of that proposal.

(ii) The Partners shall at all times have the right to replace any Board Members appointed at their proposal. For these purposes, the Partners undertake to attend any General Shareholders’ Meeting called for that purpose and exercise their voting rights as necessary to ensure termination and the subsequent appointment of the Board Members in question.

(f) Board meetings

(i) The Board shall meet on a quarterly basis.

(ii) The Board shall be convened by the Chairman, either on his/her own initiative or at the request of any of the Board Members. If the Chairman fails to convene a meeting of the Board within a period of seven days of being requested so to do by any other Board Member, the Member concerned shall have the power to convene the Board personally.

(iii) Calls for meetings of the Board shall be notified in writing, including the agenda for the meeting in sufficient detail. The written call for each meeting shall be sent to each Board Member at the address held by the Company’s legal office or, in default thereof, at the address recorded in the Companies Register, by any means providing evidence of receipt at least seven days in advance of the planned date for the meeting (including by e-mail, fax, letter and certified letter).

In urgent cases, calls for meetings may be made on 48 hours’ notice. The formalities for calls referred to above shall apply in these cases also.

Agreements or resolutions may also be adopted in writing without a meeting so long as the writing is signed by all Board Members.

(g) Quorum

The Board shall be validly convened, if notice has been provided as specified above, when half plus two of the Board Members are present or represented by proxy, which is to say when a minimum of four Board Members are present or represented at the meeting, for the matters contemplated in paragraph (h)(ii) below. For other matters, the Board shall be validly convened, if notice has been provided as specified above, when half plus one of the Board Members are present or represented by proxy, which is to say when a minimum of three Board Members are present or represented at the meeting. The Board Members may attend meetings assisted by those advisers which each of the same may consider appropriate, subject to a limit of two advisers per Board Member.

(h) Adoption of resolutions

(i) The decisions of the Board shall be adopted by absolute majority of the Board Members present.

(ii) By way of exception to the above rule, the adoption of the resolutions indicated below shall require the votes in favour of four Board Members:

(A) change or move of the Company’s registered or business address outside the municipal bounds of Madrid;

(B) engaging in any activities whatsoever other than the consummation of the Company Financing and the holding or disposition of Prisa Class A Shares or Warrants in accordance with this Agreement and the Company Financing;

(C) acquisitions or disposals of any assets of the Company, including shares of Prisa and/or unexercised Warrants and/or pre-emptive subscription rights over the shares of Prisa, except such as may be linked to, or required under, this Agreement or the Company Financing;

(D) the formalisation of contracts of any kind (including labour contracts) other than agreements to manage and hold Class A Prisa Shares and/or unexercised Warrants, in each case as contemplated by this Agreement and the Company Financing;

(E) firing any employees or officers of the Company or authorising the creation of any subsidiaries of the Company;

(F) any refinancing or replacement of the Company Financing or any material amendment to, or modification of, the Company Financing;

(G) incurrence of any liability or obligation other than under this Agreement or in connection with the Company Financing;

(H) initiating, defending or settling any litigation or arbitration proceedings;

(I) approval of any transfer of Quotas of the Company;

(J) making any accounting or tax election that would have an adverse impact on any Partner; notwithstanding the foregoing, nothing in this Agreement shall prevent the Company from being included in Grupo Timón tax consolidation group; and

(K) granting of powers of attorney to perform any of the actions above.

(iii) For the avoidance of doubt, the Partners hereby agree that any decision at Board level of the Company in relation to the sense of the vote of the Company in any general shareholders’ meeting of Prisa shall be adopted by absolute majority of the Board Members.

(i) Remuneration of Board Members.

The office of Board Member shall not be remunerated.

(j) Compliance with this Agreement.

The Partners hereby undertake, insofar as may be legally possible, to ensure that the Board Members appointed by them at all times comply with the terms of this Agreement. Any Board Member who fails to comply with this Agreement shall be immediately dismissed and replaced by a new Board Member, who shall be appointed by the appropriate Partner in each case.

10.3 Company Taxes

The Company shall be responsible for any and all taxes that it may incur in connection with its activities, including, without limitation, the exercise of the Warrants and the disposition of the Class A Prisa Shares. No Partner shall be responsible for making any contributions or otherwise with respect to taxes payable by the Company.

Notwithstanding the above, any taxes due by the Company arising from the fact that the Timón Class A Prisa Shares has a tax cost for the Company lower than two euros and ten cents (2.1€), shall be deemed to be borne by Grupo Timón alone, for the purposes of the liquidation of the Company under Clause 5.2. of this Agreement.

11. TRANSFER OF QUOTAS

11.1 Prohibition to transfer the Quotas of the Company

No Partner shall, directly or indirectly, transfer or dispose of Quotas or rights over the same or the Pledged Prisa Securites until such time as the Company shall have been liquidated and dissolved, and any and all Class A Prisa Shares and Warrants held by it shall have been disposed of or distributed pursuant to Clause 5; provided, that if the Financial Entities shall release the Pledged Prisa Securities, then this Clause 11.1 shall no longer apply to such Pledged Prisa Securities.

11.2 Mandatory transfer

The Partners hereby expressly agree to waive all and any preferential rights to acquire Quotas in the event of execution of the financial pledges made, where appropriate, to the Financial Entities in connection with the Company Financing.

IV. MISCELLANEOUS

12. TERM

12.1 The term of this Agreement shall commence upon the date of formalisation, and it shall remain in force until the Company shall be dissolved and liquidated pursuant to Clause 5.2; provide that if the Transaction shall not have occurred by the Long Stop Date, then this Agreement shall terminate in accordance with Clause 6.

12.2 The Partner concerned shall cease to have any rights or obligations under this Agreement as soon as the same ceases to hold any Quotas, except with regard to any clauses that may expressly remain in force. Notwithstanding the foregoing, it is hereby agreed that this Clause 12.2 shall not affect the rights and obligations of the Partners in relation to any breach of this Agreement that may have occurred prior to the date at which the Partner concerned ceased to hold any Quotas.

13. GENERAL PROVISIONS

13.1 The Partners hereby undertake to formalise and comply with public deeds, instruments, guarantees and other acts, to exercise all powers and rights conferred upon the same, including the right to call meetings, to grant waivers and consents, and to approve agreements as necessary to ensure that the Partners, the Board Members appointed at their proposal and the Company duly perform the terms of this Agreement.

13.2 In accordance with Clause 2.3 above, the Partners hereby agree that the terms of this Agreement shall prevail in the event of any conflict between the By-Laws and this Agreement, and undertake to exercise all of the powers and rights available to them to amend the By-Laws as necessary to permit the regulation of the Company and its activities in accordance with the terms and conditions of this Agreement.

13.3 None of the clauses or terms of this Agreement shall be construed in such a way as to establish an association between or among the Partners, or in such a way that one Partner would be the agent of any other.

14. PUBLIC DISCLOSURE

14.1 This Agreement constitutes a shareholders’ agreement pursuant to article 530 of the Spanish Companies Law.

14.2 The Partners undertake:

(a) immediately to notify Prisa and the CNMV of the formalisation of this Agreement on the Long Stop Date, attaching to such notice the clauses concerning the exercise of voting rights at General Shareholders’ Meetings and those affecting the free transferability of the Quotas, for publication as a relevant event; and

(b) to proceed to file this Agreement with the Mercantile Registry of Madrid.

16. SUNDRY MATTERS

16.1 Any notice or communication issued pursuant to this Agreement shall be made in writing and may be delivered by hand or sent by registered mail or by fax to the Partner concerned to the address or fax number provided above.

16.2 The provisions contained in each of the clauses of this Agreement shall apply independently of other clauses and shall not be affected if any other clause is found to be invalid. If any of the clauses is void but would be valid if a part of the provisions contained therein were removed, the clause in question shall be applied with the necessary modifications for it to be valid.

16.3 Unless otherwise established herein, none of the rights and obligations arising from this Agreement shall be assigned or transferred without the prior written consent of all of the Partners.

16.4 This Agreement and the instruments referred to herein contain the whole of the agreement between the Partners in connection with the transaction concerned, and the Agreement and related instruments replace all of the previous agreements made by the Partners in relation to the said transaction and, in particular, the terms and conditions signed on September 2011.

16.5 Unless otherwise established herein or otherwise specifically agreed by the Partners in writing after the date of this Agreement, each of the Partners shall be liable for the costs and expenses incurred in the services contracted by the same in connection with the formalisation of this Agreement and the review and negotiation of the terms of the Company Financing.

16.6 Grupo Timón shall be liable for one-half (50%), Mr. Franklin shall be liable for one-quarter (25%) and Berggruen shall be liable for one-quarter (25%) of the costs and expenses incurred by the Company in connection with the formalisation of this Agreement, the Company Financing and the operating expenses of the Company.

17. FORMALISATION IN A PUBLIC DEED

17.1 The Partners and the Company undertake to formalise this Agreement in a public deed on the Long Stop Date.

17.2 This Agreement is entered in both Spanish and English version. In the event of any discrepancy the Spanish version shall prevail.

18. APPLICABLE LAW AND ARBITRATION

18.1 Applicable Law.

All issues, questions or disputes arising in relation to the validity, interpretation, applicability, performance or termination of this Agreement shall be governed by and construed in accordance with the laws of Spain, and no law or regulation (whether Spanish, foreign or international) governing the choice of law or conflicts of law that could result in the application of the law of any jurisdiction outside Spain shall have any effect.

18.2 Arbitration.

The Partners hereby expressly waive the jurisdiction of any forum to which they may be entitled and agree, except where otherwise expressly indicated, that any issues, discrepancies, controversies or claims arising in connection with the execution, interpretation or performance of the Agreement shall be definitively heard, without the possibility of appeal, at arbitration in the International Court of Mediation and Arbitration in Madrid, in accordance with the By-Laws and internal regulations of the same, except where otherwise established in this Clause 18.2. Arbitration hearings shall take place in Madrid in English and in Spanish, and Spanish law shall apply.

Three arbitrators shall be appointed, one by the Investors, one by Grupo Timón and the third (who shall act as chairman) shall be appointed by mutual agreement of the arbitrators already appointed by Grupo Timón and the Investors.

The arbitrators shall decide on the questions concerned in the controversy, dispute, issue or claim in accordance with the law, at all times taking into consideration the clauses of this Agreement and the basic principles underlying the same.

The arbitration ruling shall be issued within a maximum period of three months as from the date on which the arbitrator appointed as chairman may accept appointment, and it shall include the calculation of the costs of the proceedings and their distribution among the Partners.

The Partners hereby accept and agree to be bound by the arbitration ruling and to facilitate execution of the ruling.

SCHEDULE 3

BY LAWS

TITLE I.- GENERAL DISPOSITIONS

ARTICLE 1.- REGULATION.

This company is called OTNAS INVERSIONES, Limited Liability Company, and is governed by these bylaws, by the Spanish Companies Law (Special Law) and by other legal dispositions which are applicable to it.

ARTICLE 2.- PURPOSE.

The corporate purpose is:

The acquisition and disposal of Class A common shares or warrants (as such term is defined below) of the Spanish Corporation Promotora de Informaciones S.A. (PRISA) and for the purposes envisaged in the Investment and Partners Agreement filed in the Mercantile Registry of Madrid.

Those activities for which the law may require special requisites that this company does not comply with, shall be excluded from the corporate purpose.

“Warrants” means any of the 241,043,628 warrants issued by PRISA in accordance with the securities note filed in the official register of the National Securities Commission, December 1, 2010.

ARTICLE 3.- DURATION.

The duration of the company shall be unlimited and it shall commence its business activities on the date of execution of the creation public deed. If the law required, for the commencement of any of the activities included in the previous article, an administrative license, the registration with a public registry or any other requirement, the company will not start with the specific activity until the condition required has been met according with the Spanish Companies Law.

ARTICLE 4.- REGISTERED OFFICE.

The company has its registered office in Madrid, calle Méndez Núñez, 17.

The managing body may establish, suppress or transfer as many branches, agencies or offices it considers appropriate, and transfer the registered address within the same municipality.

TITLE II.- CAPITAL AND QUOTA-SHARES

ARTICLE 5.- CAPITAL.

The Share capital is set at the amount of two million two hundred and eighty three thousand (2.283.000€) EUROS.

It is represented by two million two hundred and eighty three thousand (2.283.000) shares, each with a par value of one euro.

Of the above shares, a million five hundred thirty three thousand (1.533.000), numbered 1 through 1.533.000, both included, belong to Class A (the “Class A Quota-Shares”) and seven hundred fifty thousand (750.000), those numbered 1.533.001 through 2.283.000, both included, belong to Class B (the “Class B Quota-Shares”).

All of the quota-shares are fully subscribed and 100% paid-in.

ARTICLE 5BIS.- CLASSES OF QUOTA-SHARES

All of the quota-shares into which the capital is divided confer the same voting rights on quota-shareholders, in respect of one vote for each quota-share.

With respect to the economic rights, the following rights are established for each Class:

(i)	Right to a share in the net assets resulting upon liquidation

•

In the event of liquidation of the Company, Class A Quota-Shares shall grant their holders a right to obtain, on a preemptive basis and prior to the holders of any other class of quota-share collecting any amount whatsoever in such connection, a liquidation quota as follows:

•

If the Company at the time of liquidation had within its assets ordinary Class A shares of the Spanish corporation “Promotora de Informaciones, S.A.” (“PRISA”), 18,000,000 ordinary Class A shares of PRISA. In the event that the number of ordinary Class A shares of PRISA held by the Company at the time of liquidation were lower than 18,000,000, then, together with the ordinary Class A shares held by the Company, an amount in euros equal to the result of multiplying the amount of ordinary Class A shares of PRISA needed to reach 18,000,000, by the fifteen market sessions average price prior to the date on which liquidation is resolved upon.

•

In the event that, prior to its liquidation, the Company had become the holder of ordinary Class A shares in PRISA subscribed in a capital increase at no charge or allocated free of charge or distributed as a dividend in kind, the amount of 18,000,000 referred to in the preceding paragraph shall be increased by the number of ordinary Class A PRISA shares issued at no extra charge, allocated free of charge or received as a dividend, that the 18,000,000 ordinary Class A PRISA shares would have given the right to.

•

In the event that, prior to its liquidation, the Company had become the holder of preemptive subscription rights in PRISA ordinary Class A shares, the amount of 18,000,000 referred to in the preceding paragraphs shall also be increased by the amount corresponding to the result of the disposal that would have been performed, as the case may be, from such rights.

•	The Class A Quota-Share liquidation quota calculated as indicated above, shall be distributed among them on an equal basis.

•

In the event of liquidation of the Company, Class B Quota-Shares grant their holders a right to obtain a liquidation quota equal to the rest of the net assets resulting from the liquidation, upon settlement of the Class A Quota-Shares liquidation quota. The Class B Quota-Share liquidation quota calculated as above, shall be distributed among them on an equal basis.

•

The liquidation quota may be settled in kind and, in particular, by the repayment of the non-monetary contributions made, provided that there is unanimous consent of all partners as provided in article 393 of the Companies Act Capital.

(ii)	Right to a share in the corporate profits

•

Class A Quota-Shares shall be entitled to receive the fraction A/B of euro, of each euro that the Quota-Shareholders’ Meeting approves as a dividend distribution, whether from the fiscal year, as an interim dividend or as a distribution of unrestricted reserves:

•

Where A, is 18,000,000 or, in the event that the Company had become the holder of ordinary Class A shares in PRISA subscribed in a capital increase at no charge or allocated free of charge or distributed as a dividend in kind, 18,000,000 increased by the number of ordinary Class A PRISA shares issued at no extra charge, allocated free of charge or received as a dividend, that the 18,000,000 ordinary Class A PRISA shares would have given the right to; and

•	Where B is the number of ordinary Class A Prisa shares held by the Company from time to time.

•	The amount of the above dividend shall be distributed among the Class A Quota-Shares prorated to their par value.

•

The Class B Quota-Shares shall be entitled to receive the remaining amount of each euro approved as a dividend. The amount of the above dividend shall be distributed among the Class B Quota-Shares prorated to their par value.

•	Dividends may be paid in kind.

ARTICLE 6.- REGISTER OF QUOTA-SHAREHOLDERS.

The company shall keep a register of quota-shareholders which shall record the original ownership and successive voluntary or involuntary transfers of quota-shares, as well as the creation of rights in rem and other charges thereon; in each entry the identity and the domicile of the quota-shareholder and the rights and charges thereon shall be indicated. Any quota-shareholder can examine this book the keeping and custody of which are carried out by the managing body. The quota-shareholders and the owners of the charges or rights in rem on quota-shares, have the right to obtain a certification of the quota-shares and titles registered at their name; the quota-shareholders personal data may be modified by themselves without any effect towards the company until that moment.

ARTICLE 7.- TRANSFER OF QUOTA-SHARES.

According to the Spanish Companies Law, the quota-shares shall be non transferable inter-vivos voluntarily until five years have elapsed from the incorporation of the Company. Once this term has elapsed, the voluntary transfer inter vivos of the quota-shares will be subject to the rules and limitations of the Spanish Companies Law.

The compulsory or mortis-causa transfer of quota-shares, shall be subject to the rules and limitations established in the Spanish Companies Law.

ARTICLE 8.- USUFRUCT AND PLEDGE.

In case of usufruct and pledge of quota-shares, the right to vote shall be held by the owner of the quota-shares.

TITLE III.- CORPORATE BODIES

ARTICLE 9.- CORPORATE BODIES.

The company shall be governed by the quota-shareholders’ general meeting, and it shall be managed and represented by the managing body indicated by the same.

Section 1.- Quota –shareholders’ meeting

ARTICLE 10.- MAJORITY.

The company shall be governed by the will of the quota-shareholders expressed by majority. All the quota-shareholders, including those dissident and absent, are bound by the resolutions of the general meeting, notwithstanding the right to separate from the company when the law so requires.

A majority will be deemed to exist when, when the number of quota-shareholders voting in favor of a resolution represents more than a half of the corporate capital, except when the law or these Bylaws provide for a higher majority.

In this sense, in order to create or modify special classes or series of quota-shares change the corporate object, increase or reduce the capital (except those increases or reductions of capital necessary to cure the winding up event contemplated in article 363.1. e) of the Spanish Companies Law), purchase its own quota-shares, merge, transform, reactivate, spin-off, dissolve or liquidate the company (except those cases necessary to cure the winding up event contemplated in article 363 of the Spanish Companies Law), approve the assignment of all or substantially all of the assets and liabilities or declaration of insolvency by the Company, exclude quota-shareholders, delete the non competition prohibition for the directors, any amendment of the corporate bylaws or authorizing the directors the exercise of activities which have analogous or complementary object as those of the corporate object, it will be necessary to have quota-shareholders voting in favor that represent at least eighty six (86%) per cent of the capital.

In the event that the resolutions related to merge, transform, reactivate, spin-off, dissolve or liquidate the company, approve the assignment of all or substantially all of the assets and liabilities or declaration of insolvency by the Company, were imposed by law, in order for the corresponding resolution to be validly adopted it shall be necessary to have quota-shareholders voting in favor that represent at least two thirds of the capital.

To decide on the exercise of the corporate liability action against the directors, and to agree the end of the Company in cases where it is mandatory under the Act 363 of the Capital Companies Law, a majority of valid votes representing at least one third of the capital of the company will be enough.

ARTICLE 11.- CALL.

The majority shall be formed in the quota-shareholders general meeting called to that effect by the managing body (or liquidators, if any).

The meeting may be held anywhere in Spain or abroad.

The general meeting shall be called through registered letter, telegram, telefax or through any other electronic procedure which ensures the individual receipt of the notice by every one of the shareholders at the domicile indicated by them or lacking this, at the address recorded in the quota-shareholders register; there shall be a period of not less than fifteen days between the remittance of the last notice and the date on which the General Meeting is to be held, except in mergers or spin offs where the period shall be of not less than one month and in all other cases where the law requires a different term.- The notice of the meeting shall indicate the name of the company, the day, the time and the place where the general meeting will be held, the person who makes the communication, and the agenda which will duly clearly state the matters to be discussed and the other mentions required by law depending on the points on the agenda; if no place is mentioned, it will be deemed to have been called to be held at the registered office of the company. In the case of non-resident quota-shareholders, the notice will be sent at the Spanish address which shall been compulsorily recorded at the Quota-shareholders Register.

The managing body must call the general meeting within the first six months of each year, with the view to approving the corporate management, approving if appropriate, the financial statements of the previous financial year and deciding on the distribution of income or allocation of loss; if the meeting is not called any shareholder may file a petition to the Court of First Instance corresponding to the registered office.

Furthermore, the managing body shall call the general meeting when it deems appropriate and, necessarily, at the request of quota-shareholders representing at least five per cent of the capital, in this case, the meeting shall be called and held within twenty days following the date on which the notarial demand to make the call was served on the managing body –for the cases in which the law or these bylaws require a term of fifteen days to elapse between the call and the meeting- or within the two months following the date on which the notarial demand to make the call was served on the managing body –for the cases in which the law or these bylaws require a term of more than fifteen days to elapse between the call and the meeting-. If the meeting is not so called, the petitioner may file a request to the Court of First Instance corresponding to the registered office.

ARTICLE 12.- UNIVERSAL MEETING.

However, the quota-shareholders meeting shall be validly constituted to transact any business, without the need for a prior call, if all of the capital is present in person or by proxy and the attendees unanimously agree to hold a meeting and approve the meeting agenda. The Universal meeting may take place anyway in the national territory or abroad.

ARTICLE 13.- RIGHT TO ATTEND.

All the quota-shareholders are entitled to attend the general meetings.- Every quota-shareholder entitled to attend may be represented at the general meeting by another person even if he/she is not a quota-shareholder. If the representation is not granted by means of a public document, it shall be specific for each one of the meetings and it has to be always in writing.

ARTICLE 14.- CHAIRMAN OF THE QUOTA-SHAREHOLDERS’ MEETINGS.

The Chairman and the Secretary of the Board of Directors will act as Chairman and Secretary of the quota-shareholders’ meetings, and absent the former, the persons elected at the beginning of the meeting by the attending quota-shareholders shall act as Chairman and Secretary of the meeting.

The Chairman will manage the deliberations; each matter of the agenda has to be voted separately.

Minutes shall record the resolutions adopted and the attendance and shall be approved by the general meeting itself at the end of such meeting, or failing this, within fifteen days by the Chairman and two scrutinizers, one representing the majority and one the minority.

Section 2.- Managing body

ARTICLE 15.

The administration and representation of the company shall be entrusted by the general meeting to a board of directors that shall consist of five directors, all of them may not be shareholders, and they can be entities or not.

It is forbidden for persons who are subject to any of the grounds of incompatibility provided for in the legislation in force, particularly those provided in Law 14/1995 of April 21 of Madrid, to occupy or discharge posts in the company.

ARTICLE 16.

(a)	The board of directors shall meet whenever the Chairman decides, at his own initiative or at that of the person who acts in his name, or when the corporate interest or any board member requests it. When the Chairman were requested the call by one of the directors and the Chairman did not call within the seven days following the request, then the requesting board member may deliver the call to the rest of the directors.

(b)	The call notice will be in writing and addressed to each individual (by letter, certified letter, telegram, email or telefax) or through any other electronic procedure which ensures the individual receipt of the notice to every one of the directors, at least seven days in advance of the date foreseen for the meeting.

(c)	The Board meeting shall be deemed validly convened when more than half plus one (that is to say three) of its members attend, they being able to confer proxy to any other director. For the adoption of resolutions on matters described in section f) of this Article, the Board meeting shall be deemed validly convened when more than half plus two (that is to say four) of its members attend, personally or duly represented.

(d)	The debates will be made separately for each point of the agenda and will be conducted by the Chairman.

(e)	To adopt resolutions, which will also be voted separately, unless the law or these Bylaws provide for a higher majority, the favorable vote of the absolute majority of the attending directors will be necessary.

(f)	To adopt resolutions on the following matters:

•

engaging in any activities whatsoever other than the holding or disposition of PRISA Class A Shares or Warrants in accordance with the financing granted to the Company by a syndicate of financial entities under notarization of private document called “Loan agreement for a maximun of one hundred fifty million euros”, granted before the notary of Madrid, Mr. Jesús Roa Martínez who acted as a substitute of Mr. José Miguel García Lombardía, the 21th of october, 2011, under the 3965 of his protocol (“Company Financing”), and the Quota-Shareholders Agreement deposited with the Madrid Mercantile Register;

•

acquisitions or disposals of any assets of the Company, including warrants and ordinary Class A shares of PRISA, and any pre-emptive subscription rights over the shares of Prisa, except such as may be linked to, or required under the Company Financing;

•

the formalisation of contracts of any kind (including labour contracts) other than agreements to manage and hold warrants and ordinary Class A Prisa Shares, in each case as contemplated by the Company Financing and a Quota-Shareholders Agreement deposited with the Mercantile Register;

•	firing any employees or officers of the Company or authorising the creation of any subsidiaries of the Company;

•	any refinancing or replacement of the Company Financing or any material amendment to, or modification of, said financing;

•	incurrence of any liability or obligation other than those provided under a Quota-Shareholders Agreement deposited with the Mercantile Register or the Company Financing;

•	initiating, defending or settling any litigation or arbitration proceedings;

•	making any accounting or tax election that would have an adverse impact on any Partner; and

•	granting of powers of attorney to perform any of the actions above;

then, the favorable vote of four fifths of the members of the Board will be necessary.

In any event, for the adoption of corporate resolutions relating to the sense of the vote of the Company as shareholder of PRISA, the Board shall be deemed validly convened when half plus one (that is to say, three) Board members attend, and the resolutions will be adopted by absolute majority of the members of the Board.

(g)	The Board of Directors may appoint its own Chairman and Deputy Chairman, Secretary and Deputy Secretary (Secretary and Deputy Secretary may or may not be members of the board of directors) and one or more Managing Directors within the directors, complying with the legal requirements.

(h)	The discussions and the resolutions of the board of directors shall be recorded in a minutes which shall be signed by the Chairman and the Secretary or by who had acted in their place, the certificates of the resolutions shall be issued by the persons contemplated in article 109 and the following of the Mercantile Register Regulation; the formalization of resolutions in a public document may be done by the people indicated in said article 109 of such Regulation and also, by any member of the board of directors with his post in force and registered without the need of an express delegation.

The meetings of the board of directors, if any, shall be called with seven days prior notice, but if the person calling the meeting estimates that the matters are urgent, forty eight hours prior notice will be enough.

Meetings of the Board of Directors in writing and without a session will be possible if no director opposes to that.

ARTICLE 17.- DURATION.

The directors shall hold their office for an unlimited duration without prejudice to their removal at any moment even if the removal were not included in the meeting agenda.

ARTICLE 18.- REPRESENTATION.

The Board of Directors shall be entrusted the representation of the company, in court and out of court in the matter established in art. 243 of the Spanish Companies Law.

ARTICLE 19.- REMUNERATION.

The office of director of the company shall not be remunerated.

Without prejudice to the foregoing, if one of the directors rendered services in connection with the office for which he had been appointed or for professional tasks or for any other kind to the company, the remuneration received for such services will depend on the work performed according to the mercantile or labor common legislation.

ARTICLE 20.- NON COMPETE.

The directors may not engage, either for their own account or that of others, in any activity analogous or complementary to the activity constituting the corporate purpose, unless express authorization is granted by the quota-shareholders meeting.

ARTICLE 21.- MINUTES BOOK.

The company shall have a minutes book where at least all the resolutions adopted by the bodies of the company shall be recorded, indicating the information regarding the call of the general meeting and the convening of the body, a summary of the discussed matters, the discussions that have been asked to be recorded, the resolutions adopted and the result of the votes.

Any quota-shareholder or any person who attended the general meeting representing a quota-shareholder, may obtain at any moment a certificate of the resolutions adopted and of the minutes of the general meetings.

TITLE IV.- FISCAL YEAR

ARTICLE 22.- FISCAL YEAR.

The fiscal year shall be the calendar year and it will end on December 31.

ARTICLE 23.- ANNUAL ACCOUNTS.

The managing body is obliged to issue within the maximum term of three months reckoned after the closing of the fiscal year, the annual accounts, the management report, when obligatory, and the proposal for the distribution or allocation of profits or losses. The annual accounts shall include the balance sheet, the profit and loss account, the statement of changes in equity, the statement of changes in cash flow, the case may be, and the notes to the financial statements. They have to be drawn up clearly and they have to show the real image of the equity, financial situation and profit or loss of the company, according to the Spanish Companies Law, the Commercial Code and they must be signed by all the directors.

As of the date of the call of the general meeting, any quota-shareholder may obtain from the company for no charge, these documents as well as the auditor’s report, the case may be, this right being reminded at the calling of the meeting. The quota-shareholders that represent at least, five per cent of the capital shall have the right to examine the accounting records at the corporate domicile, assisted by an accounting expert.

ARTICLE 24.- DISTRIBUTION/ALLOCATION OF INCOME/LOSS.

The general meeting shall resolve on the distribution or allocation of the income or loss, complying with the legal provisions on reserves, provisions and amortization. The net income shall be distributed among the quota-shareholders in conformity with the provisions of these Bylaws.

TITLE V.- DISOLUTION AND LIQUIDATION

ARTICLE 25.- DISSOLUTION.

The company shall be dissolved for any of the causes defined in the Spanish Companies Law and once it has been decided upon, the liquidation period will be opened, the liquidation being conducted by the managing body.

ARTICLE 26.- INVENTORY AND FINAL BALANCE.

The liquidators will issue an inventory and a balance sheet closed as of the day on which the dissolution had been decided, within three months from the day the liquidation period was opened.

ARTICLE 27.- FINAL BALANCE SHEET.

Once the liquidation transactions have finalized, the liquidators shall submit to the approval of the general meeting a final balance sheet, a complete report on those transactions and a proposal for the distribution amongst the quota-shareholders of the outstanding assets shareholders in conformity with the provisions of these Bylaws and the Quota-Shareholders’ Agreement deposited with the Mercantile Register.

The liquidation quota shall be determined in line with the provisions of these Bylaws and the Quota-Shareholders’ Agreement deposited with the Mercantile Register and may not be settled without the prior payment to creditors of the amount of their financial claims or the deposit thereof with a credit institution in the municipality of the registered office.

ARTICLE 28.

The final balance and the list of quota-shareholders including their identities and the value of their respective liquidation quota shall be included in the liquidation public deed.

ARTICLE 29.

For all matters not provided for in these bylaws, the provisions of the Spanish Companies Law and other legislation in force on the matter, shall apply.